Exhibit 4.5

May 1, 2009

MGP Ingredients, Inc.

Midwest Grain Pipeline, Inc.

100 Commercial Street

Atchison, KS  66002

Re:          Waiver of Borrowers’ Obligation to Comply with Certain Financial Covenants

Ladies and Gentlemen:

This letter concerns the Credit Agreement dated as of May 5, 2008, among MGP Ingredients, Inc., Midwest Grain Pipeline, Inc., Commerce Bank, N.A., as Agent, Issuing Bank and Swingline Lender, and the Banks party thereto, as amended (as so amended, the “Credit Agreement”).  Capitalized terms used and not defined in this letter have the meanings given to them in the Credit Agreement.

The Agent, at the direction and with the consent of the Required Banks, (1) waives the Borrowers’ obligation to comply, now or hereafter, with the financial covenants set forth in Sections 6.3(b), 6.3(c), 6.3(d) and 6.3(e) of the Credit Agreement, and (2) waives any Default or Event of Default arising solely out of the Borrowers’ failure to comply with any of the foregoing financial covenants for the fiscal quarter ending March 31, 2009.

Nothing in this letter shall constitute a waiver by the Agent or any Bank of any other obligation of any Borrower or a waiver of any other Default or Event of Default which may exist on the date hereof; and nothing in this letter shall require the Agent or any Bank to waive any Default or Event of Default which may arise in the future.

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This letter may be validly executed and delivered by fax, e-mail or other electronic means.

Very truly yours,

COMMERCE BANK, N.A.,
as Agent

By:	/s/ Craig D, Buckley
Name: Craig D. Buckley
Title: Vice President